Monthly Report - March, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $     (29,908,182)     (30,086,958)
Change in unrealized gain (loss) on open           12,565,075        3,967,472
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              90,155           95,548
      obligations
   Change in unrealized gain (loss) from U.S.         398,504          544,570
      Treasury obligations
Interest Income 			              193,614          660,196
Foreign exchange gain (loss) on margin deposits     (158,871)        (388,947)
				                 ------------    -------------
Total: Income 				         (16,819,705)     (25,208,119)

Expenses:
   Brokerage commissions 		              457,648        1,556,258
   Management fee 			               52,731          172,126
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                7,199            7,199
   Administrative expense 	       	               95,363          290,508
					         ------------    -------------
Total: Expenses 		                      612,941        2,026,091
Net Income(Loss)			   $     (17,432,646)     (27,234,210)
for March, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (116,758.175    $     2,867,655    145,989,624    148,857,279
units) at February 29, 2020
Addition of 		 	              0        573,400        573,400
353.315 units on March 1, 2020
Redemption of 		 	              0    (4,511,101)    (4,511,101)
(4,209.447) units on  March 31, 2020*
Net Income (Loss)               $     (325,734)   (17,106,912)   (17,432,646)
for March, 2020
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2020
(112,939.143 units inclusive
of 37.100 additional units) 	      2,541,921    124,945,011    127,486,932
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2020 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (11.79)% 	  (17.44)%  $  1,004.34	   85,871.665 $    86,244,774
Series 3    (11.49)% 	  (16.57)%  $  1,465.44	   19,518.420 $    28,603,037
Series 4    (11.36)% 	  (16.20)%  $  1,890.64	    4,250.779 $     8,036,673
Series 5    (11.54)% 	  (16.73)%  $  1,395.41	    3,298.279 $     4,602,448

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					April 15, 2020
Dear Investor:

The COVID-19 pandemic and its economic impacts spread across the globe, roiling financial and commodity markets. The oil price war between Saudi Arabia and Russia added significantly to the market turmoil. Losses from long equity futures positions and, to a much lesser extent, from trading interest rate and non-energy commodity futures far outpaced the profits from short energy futures positions and from trading of currency forwards.

The loss in March was unusual and was driven by similarly unusual (in many cases unprecedented) market moves, particularly notable in equities, which were themselves driven largely by extreme uncertainty surrounding the pandemic. As one example, the S&P500 Index experienced its fastest move in history from highs into bear market territory, falling nearly 29% between March 4 and March 23.

While our models' automated risk controls helped reduce exposures in this highly volatile context, the equity models did not recognize the environment as unique versus learned behavior from prior sharp historical drawdowns, and predicted a strong rebound was on its way. While this rebound did not arrive throughout most of March, there were short spurts, including during the last half hour of trading on March 13 when the S&P increased by 9%--(a normal year's worth of returns in just a few minutes!) and again in just four trading days from March 23 through March 26, when the S&P surged almost 18%. It remains to be seen what path equity markets will take going forward.

As the crisis unfolded, Millburn's Investment Committee ("IC") noted that short-term portfolio volatility had reached levels rarely (if ever) experienced. Further, the team recognized that due to the uniqueness of this market behavior in the midst of a global pandemic, history can be less predictive. Said another way, the IC considered it logical to assume that Millburn's models, which look for repeatable and statistically robust tendencies in historical data, were likely to have a more difficult time finding good "matches" for today's environment within their historical training sets. Finally, particularly in the case of our active equity sector models, the IC observed very uniform and very high-conviction long signals across practically all markets, driven by observed historical tendencies for strong mean-reverting behavior following extreme sell-offs; similarly within the fixed income sector we observed correlated and strong short signals that were predicting mean-reverting price behavior.

Based on these observations, the IC decided to make temporary adjustments to the scale of exposures in our active portfolios, with the goal of dampening portfolio volatility. A series of stepwise risk-reducing measures were taken beginning on March 9th including: a modest portfolio-wide leverage cut; additional targeted cuts to the fixed income sector (due to its correlated positioning relative to equities); and (in particular) even deeper cuts to the equity sector, where our models had maintained their strong mean-reverting signals through the market correction. Other actions taken by the IC included an adjustment to our automated position cap mechanism, to enable the portfolio to have somewhat higher sensitivity to short-term, localized volatility.

Finally, as some of you will recall our statistical learning models are normally "re-fit" every five or six months. This means we add the last five or six months of data into the training set and ask the models to "re-learn" and determine if market drivers have changed. The refit schedule was accelerated to incorporate the most recent market data, and the process of putting these updated models into production is already underway.

Importantly, through all these interventions the IC did not take any positions counter in direction to those called for by our models-adjustments were in the spirit of reducing risk until a more normal environment returns. As of the date of this letter, much of these manual risk-reducing measures have been unwound, as the high degree of correlation seen in equity market signals has subsided. It is also important to note that decisions to make manual adjustments to the called-for risk levels is not done lightly. Indeed, during our nearly 50-year history, such adjustments have been extremely rare.

We want to emphasize that, while our equity returns were in this case quite correlated with these historic equity drawdowns, outside of equities the strategies have performed relatively well, and in the case of portfolios trading commodities and currency instruments, these sectors were positive on the month and YTD. As a further example of strategies that worked in March, our Commodity Program produced its second-most profitable month since inception in 2005, and our China Futures Program posted its single most profitable month since inception in 2013.

Regardless, as investors alongside you, we recognize that this has been a particularly difficult period for our active equity trading, which is a material component of this portfolio. Millburn has been through similar periods many times in our history. While we continue to monitor the portfolio, our confidence remains high as exemplified by the fact that members of the Executive Committee have in total increased their commitments as of April 1. While we see opportunity in this environment of imbalance, we remain humble and the markets are difficult to predict. We welcome your additional questions.

Organizational News

In organizational news, we are writing to inform you that Co-Chairman George Crapple has announced his retirement from Millburn Ridgefield Corporation, in order to deal with a personal health issue. Effective March 20, 2020, George officially resigned from the Board of Directors of Millburn Ridgefield Corporation and from Millburn's Investment Committee, as well as all other active committees. While George's presence will be missed, we maintain strong and experienced teams across all departments. In particular, the three remaining senior members of the Investment Committee Harvey Beker, Grant Smith and Barry Goodman average 41 years with Millburn. With respect to Millburn's Board of Directors, current Co-CEO Barry Goodman has assumed George's place. As a result, we do not anticipate any operational or other issues with respect to this announcement.

We wish George well and look forward to his full recovery



	                            Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman